                                                               Page 1 of 6 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           _________________________

                                 SCHEDULE 13G
                                (Rule 13d-102)

                   INFORMATION TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO RULES 13d-1(b) AND (c)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                               (Amendment No. 4)


                           The Bon-Ton Stores, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  09776J 10 1
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

CUSIP No. 09776J 10 1             13G                        Page 2  of 6  Pages


1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

   M. Thomas Grumbacher

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION                 United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER                                           4,871,361


        6  SHARED VOTING POWER                                           270,450


        7  SOLE DISPOSITIVE POWER                                      4,871,361


        8  SHARED DISPOSITIVE POWER                                      270,450


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        5,141,811


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    [_]


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                       45.4%


12 TYPE OF REPORTING PERSON*                                                IN


                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 09776J 10 1             13G                        Page 3  of 6  Pages


ITEM 1(A).     NAME OF ISSUER:

                    The Bon-Ton Stores, Inc.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    2801 E. Market Street
                    York, PA  17402

ITEM 2(A).     NAME OF PERSON FILING:

                    M. Thomas Grumbacher

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                    The Bon-Ton Stores, Inc.
                    2801 E. Market Street
                    York PA  17402

ITEM 2(C).     CITIZENSHIP:

                    United States

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

                    Common Stock

ITEM 2(E).     CUSIP NUMBER:

                    09776J 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) , CHECK WHETHER THE PERSON FILING IS A: Not Applicable

               (a)  [_]  Broker or dealer registered under Section 15 of the
                         Act,

CUSIP No. 09776J 10 1             13G                        Page 4  of 6  Pages


               (b)  [_]  Bank as defined in Section 3(a)(6) of the Act,

               (c)  [_]  Insurance Company as defined in Section 3(a)(19) of the
                         Act,

               (d)  [_]  Investment Company registered under Section 8 of the
                         Investment Company Act,

               (e)  [_]  Investment Adviser registered under Section 203 of the
                         Investment Advisers Act of 1940,

               (f)  [_]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

               (g)  [_]  Parent Holding Company, in accordance with Rule 13d-
                         1(b)(ii)(G); see Item 7,

               (h)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4.  OWNERSHIP.

     (a)  Amount beneficially owned:    5,141,811

     (b)  Percent of Class:             45.4%

     (c)  Number of shares as to which such person has:

               (i)   Sole power to vote or direct the vote:  4,871,361

               (ii)  Shared power to vote or to direct the vote:  270,450

               (iii) Sole power to dispose or direct the disposition of:
                     4,871,361

               (iv)  Shared power to dispose or to direct the disposition of:
                     270,450

          M. Thomas Grumbacher beneficially owns 5,141,811 shares of the Issuer's Common Stock, $.01 par value ("Common Stock") representing 45.4% of the Common Stock, as calculated in accordance with Rule 13d-3(d)(1). Specifically, Mr. Grumbacher owns 2,385,830 shares of Common Stock and 2,406,253 shares of the Issuer's Class A Common Stock, $.01 par value ("Class A Common

CUSIP No. 09776J 10 1             13G                        Page 5  of 6  Pages


Stock"). Mr. Grumbacher also beneficially owns 40,915 shares and 38,363 shares of Common Stock and Class A Common Stock, respectively, in his capacity as the sole trustee of a trust for the benefit of Max Aaron Grumbacher created under an Indenture of Trust of Max Aaron Grumbacher dated April 19, 1989 (the "Max Aaron Trust"). In addition, Mr. Grumbacher beneficially owns 45,450 shares of Common Stock as a result of the capacity of his spouse, Nancy T. Grumbacher, as co-trustee of three trusts created under an Indenture of Trust of M. Thomas Grumbacher dated June 21, 1993 (the "1993 Trusts"). Each of the 1993 Trusts is created for the benefit of one of Mr. Grumbacher's three children. The Max Aaron Trust and the 1993 Trusts are hereinafter referred to as the "Trusts."

          Mr. Grumbacher also beneficially owns 225,000 shares of Common Stock in his capacity as a director of a charitable foundation (the "Foundation") which owns 225,000 shares of Common Stock.

          Each share of Class A Common Stock is convertible, at the option of its holder, into one share of Common Stock. Assuming the conversion of all shares of Class A Common Stock listed above, Mr. Grumbacher has the sole power to vote and to dispose, or to direct the vote and disposal, of 4,871,361 shares of Common Stock and has shared power to direct the vote and disposal of 270,450 shares of Common Stock held by the 1993 Trusts and the Foundation.

          Mr. Grumbacher disclaims beneficial ownership of all shares of Common Stock and Class A Common Stock owned by the Trusts and the Foundation.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          The Trusts have the right to receive dividends and the proceeds from the sale of the shares of Common Stock and Class A Common Stock held by each such trust. Mr. Grumbacher is the sole trustee of the Max Aaron Trust and has the sole power to direct the receipt of dividends and the proceeds from the sale of the shares of Common Stock and Class A Common Stock held by such trust. Mr. Grumbacher's spouse is co-trustee of each of the 1993 Trusts and shares the power to direct the receipt of dividends and the proceeds from the sale of the shares of Common Stock and Class A Common Stock held by each such trust with a co-trustee, David J. Kaufman. The Foundation also has the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by the Foundation. Mr. Grumbacher is one of three directors of the Foundation and shares the power to direct the receipt of dividends and the proceeds from the sale of the shares of Common Stock held by

CUSIP No. 09776J 10 1             13G                        Page 6  of 6  Pages


the Foundation. Mr. Grumbacher's spouse and David J. Kaufman are also directors of the Foundation.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
          ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

ITEM 10.  CERTIFICATION.

          Not Applicable
                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 February 13, 1998
                                           ----------------------------
                                                      (Date)

                                             /s/ M. Thomas Grumbacher
                                           ----------------------------
                                                    (Signature)


                                               M. Thomas Grumbacher
                                           ----------------------------
                                                    (Name/Title)